KetoNatural Pet Foods - Ketona and the House of Carbs.mp4 (2m 30s) https://jotengine.com/transcriptions/CdFxMxo2KaZgs1L5qclfgQ
1 speaker (Speaker 1)

[0:00:00]
Speaker 1: Over the last 10 years, millions of people have switched to low carbo hydrate ketogenic diets in order to get lean, stay healthy and live their best l ives. But what about our dogs? Even more than for their human companions the evi dence is clear that dogs live their best lives when they eat as few carbohydrate s as possible. Their ancestors ate precisely zero carbohydrates for more than 99 % of their evolutionary history. Carbs aren't considered essential nutrients in an optimal canine diet. And peer-reviewed studies show that calorie for calorie carbs are more fattening than other nutrients for dogs too. Unfortunately, in th is day and age, minimizing a dog's carbohydrate consumption just isn't that easy .. Raw food diets are low carb if you've got the time and the money. And leading dry kibble brands are convenient and reasonably priced, but they're stuffed full of cheap, fattening carbohydrate ingredients, like corn, rice, wheat and potato es. So what's a health-conscious pet owner to do? The answer is simple, Ketona. Ketona, by KetoNatural Pet Foods, is a first of its kind dry food for dogs. With a carbohydrate content of a raw diet, but the cost and convenience of a kibble, created by Daniel Schulof, author of the Definitive Guide to the Science of Low Carbohydrate Canine Nutrition. Our delicious, wholesome recipes are made entire ly in the USA, using meat ingredients sourced exclusively from regional producer
s. And for most importantly, Ketona contains less than 10% carbohydrate, that's only a small fraction of most leading kibble brands, even so called grain-free o nes. In fact, an analysis of the carbohydrate content of the 12 most popular gra in-free dry dog foods on the market today, including brands such as Orijen, Natu ral Balance, Blue Buffalo and Taste of the Wild, shows that on average, they con tain more than 300% as much carbohydrate as Ketona. So what does that mean for y our dog? Well, for a 50-pound dog, switching from a leading grain-free kibble to
 Ketona is like removing more than two-thirds of the carbohydrates from her diet every year, that's the equivalent of more than 400 potatoes. And best of all, y our dog will love it, guaranteed. So for a delicious wholesome pet food with a c arbohydrate content of a raw diet, but the cost and convenience of a kibble try Ketona by KetoNatural Pet Foods. The modern pet food industry is nothing more th [0:02:27]
KetoNatural Pet Foods -- Our Story.mp4 (6m 24s) https://jotengine.com/transcriptions/ZtcnUZN8qImvo4LCLwv1Og
1 speaker (Daniel Schulof)

[0:00:01]
Daniel Schulof: I guess, there were really two motivations behind us founding th e company. One was the outrage that we all felt about the current state of the p et food industry. The other, for me, was just this selfish desire that I had to keep my dog around for as long as possible. My name's Daniel Schulof, I'm the fo under of KetoNatural Pet Foods and this is our story. My dog's name is Cody, he' s a Rottweiler, which means he's a maniac. I can accept his faults, he's my best friend, he's my boy, and I just can't really help it, I love him. Pet ownership is amazing, but it's tough. You develop these close emotional bonds to these an imals you know are going to be gone in just a few years. It's a tragedy really, it's really sad when you stop and think about it. I guess, I was just motivated to delay the tragedy as long as I could. I wanted my dog to live the longest lif e that his genes would allow. I've always been a skeptic, I've always been a sci entifically minded person, but when I looked at the pet care industry it immedia tely became clear that something really wasn't adding up. We all love our dogs, people have never in the history of the world spent much money as they spend now on veterinary care. Nevertheless, chronic preventable diseases are afflicting o ur pets at epidemic levels. More than one out of every three dogs in America tod ay will get cancer. More than half of the dogs in America today are overweight, or obese. Being overweight is worse for a dog than a lifetime of smoking is for a person. Osteoarthritis, diabetes, the list goes on. It is not normal for a spe cies suffer from chronic disease epidemics at these kind of levels, it's just no t something you ever see. The more I talked to veterinarians about it, the more I tried to understand what was going on, the more it became clear to me there wa s something seriously, seriously wrong in how we were all thinking about the sci ence of pet food. It became such a big deal to me that I decided to write a book about it. I abandoned my career, I literally quit my job, and I spent four year s travelling around the country interviewing scientists, reading journals, basic ally just trying to understand one issue, what were we all getting wrong? I mean vets and laypeople alike, what were we getting wrong about the science of pet f ood? It's a serious book, and it covers a lot ground, but what it reveals probab ly more than anything is that there's a gaping hole in how the veterinary commun ity, and the pet owning public more generally understands one issue: the healthf ulness to dogs and cats of dietary carbohydrates. Over the past 15 years our und erstanding of what carbohydrates do to the human body has basically been turned on its head. We all used be told to eat heart healthy whole-grains, well no more , and it's because books by folks like Gary Taubes, and William Davis, and David
 Ludwig, and Tim Noakes have shone a spotlight on all the dangerous things that carbs do to our bodies, and today it seems like new peer-reviewed studies confir ming their ideas are coming out, basically, everyday. You'd think the case again st carbs would be even stronger when it comes to our dogs. For one, their geneti c ancestors didn't eat any carbohydrate whatsoever for more than 99.9% of their genetic evolution, and I know this for a fact, I literally lived with the biolog ists from Yellowstone Wolf Project while I was working on my book. Moreover, unl ike fats, and unlike proteins carbohydrates aren't considered essential nutrient s for our dogs either. Maybe most importantly of all, I discovered in the course of my research that there's a significant body of evidence that says that carbo hydrates do some pretty nasty things to a dog's body too. For one, they change t heir metabolism that cause them to burn more blood glucose and less stored body fat for energy. For another, they raise their insulin levels, and calorie for ca lorie carbs are more fattening for dog than other nutrients too. Unfortunately, the modern world isn't all that easy a place to live if you're trying to minimiz e your dog's carbohydrate intake. Essentially all leading kibble brands are stuf fed with carbs, and that includes the grain free brands, the high-protein brands , the limited ingredient diets, basically all of them. Some do a better job of h iding it than others, but the reality, it's sad but true, is that if you're feed ing your dog a leading kibble brand today you're stuffing it with carbs, you're feeling it far more carbohydrate than its ancestors ever ate. On the other hand, you can feed your dog a raw diet, and they're very low in carbohydrate content, which is great, unfortunately they're phenomenally expensive. If you've got a l arge dog like a Rottweiler, or God forbid more than one they're basically a nons tarter for most of us. We saw the situation and we thought the world's just cryi ng out for a food that has the carbohydrate content of a raw food diet, but the cost and convenience of a kibble., so we decided that we're going to make one. A t this point, I had just spent four years of my life writing amounts to the most rigorous book ever written about pet food in America. As a result, I've got rel ationships with some of the smartest, and most creative people in this business, so we put together our team veterinarians, formulators, chefs, suppliers, and w e got to work. Long story short, six months later I was feeding my own dogs Keto na. Ketona's a truly first of its kind product. It's a reasonably priced, conven ient kibble, but it's got a carbohydrate content that's actually lower than many commercial raw food diets. The feedback from our early adopters has been fantas tic. Dogs love the taste, and you really can see the changes right away. Improve ments to body composition, steadier energy levels, there are no more hyperactive energy spikes and then crashes later, shinier coat. There are even improvements to stool quality, if you care to look. It really is truly different than everyt hing else on the market today. It feels pretty good knowing that we're disruptin g what's gotten to be a pretty rotten industry, but it's not just disruption for disruption's sake. We really are trying to make a substantive impact on the hea lth of America's pets. At KetoNatural, we know that we're truly different, but w e also think that we're truly better, and we hope that you, and your dogs will c [0:06:17]